FILE No.
82-4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

RECEIVED
2005 FEB 18 A 8:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

February 16, 2005


05005921

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Business Results for the First Nine Months of the Fiscal Year ending March 31, 2005

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

Ito & Mitomi

Enclosure

2/22

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-76262 v23

(Summary English Translation)

Consolidated Business Results
for the First Nine Months of the Fiscal Year ending March 31, 2005

February 10, 2005

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp/)

Representative: Mutsutake Otsuka
President and CEO

Contact Person: Mitsuo Higashi
Director of Public Relations Department

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Head Office: Tokyo

Tel.: (03)5334-1300

1. Matters concerning Preparation of the Consolidated Quarterly Financial Information

(1) Application of simplified accounting methods: None

(2) Difference in the accounting methods from those used in the most recent fiscal year (consolidated):

Early adoption of the accounting method concerning impairment of fixed assets

(3) Changes in scope of consolidation and application of equity method (changes from March 31, 2004)

Newly consolidated: 1
Excluded from consolidation: 7

2. Consolidated Business Results (April 1, 2004 through December 31, 2004)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Nine months ended December 31, 2004	¥1,898,751 million 0.3%	¥318,000 million 8.7%	¥190,092 million (0.9)%	¥99,683 million (1.0)%
Nine months ended December 31, 2003	¥1,892,218 million (0.9)%	¥292,643 million (2.4)%	¥191,777 million (0.1)%	¥100,717 million (2.5)%
(Reference) Year ended March 31, 2004	¥2,542,297 million	¥351,419 million	¥225,365 million	¥119,866 million

	Earnings per Share	Earnings per Share (fully diluted)
Nine months ended December 31, 2004	¥24,943.02	–
Nine months ended December, 2003	¥25,184.23	–
(Reference) Year ended March 31, 2004	¥29,928.14	–

(Note) Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the same period for the prior year.

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At December 31, 2004	¥6,683,559 million	¥1,170,864 million	17.5%	¥292,983.69
At December 31, 2003	¥6,781,927 million	¥1,075,244 million	15.9%	¥268,862.51
(Reference) At March 31, 2004	¥6,781,692 million	¥1,100,175 million	16.2%	¥275,052.28

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Period/Year
Nine months ended December 31, 2004	¥311,283 million	¥(181,327) million	¥(102,681) million	¥110,304 million
Nine months ended December 31, 2003	¥270,303 million	¥(165,751) million	¥(96,326) million	¥134,875 million
(Reference) Year ended March 31, 2004	¥387,060 million	¥(234,591) million	¥(196,192) million	¥82,935 million

3. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Operating Revenues	Ordinary Income	Net Income	Earnings per Share
Year ending March 31, 2005	¥2,535,000 million	¥199,000 million	¥127,000 million	¥31,778.46

Above forecast is based on the premises which the Company presently considers reasonable. Actual business results may differ due to various factors. Effect of the earthquake in the Niigata Chuetsu area is partially reflected in the above forecast.